SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 19, 2004

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17, boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Groupe Danone is furnishing under cover of Form 6-K materials sent to holders of American Depositary Receipts for the Ordinary General Meeting of Shareholders and the Extraordinary General Meeting of Shareholders to be held on April 15, 2004.

GROUPE DANONE

Summary Annual Report

for the

Stockholders’ Meeting

Thursday, April 15, 2004

At

Carrousel du Louvre

99, Rue de Rivoli

Paris — France

SUMMARY OF YEAR 2003 ACTIVITY

•	Net income for 2003 was € 839 million compared to € 1,283 million in 2002. In 2002, net income benefited from exceptional one-time items of € 455 million. Excluding these exceptional items, net income increased by 1.3 % in 2003 and diluted earnings per share increased by 5.6%, from € 6.11 in 2002 to € 6.45 in 2003.

•	Net sales decreased by 3.1% from € 13,555 million in 2002 to € 13,131 million in 2003. Exchange rate variations and changes in the scope of consolidation had a negative impact of 6.7% and 3.6%, respectively. At constant exchange rates and scope of consolidation, net sales increased by 7.2%, which is the highest growth rate on a comparable basis reported over the last decade; this 7.2% growth resulted from a 4.2% rise in volume and a 3.0% rise in value.

Beverages showed a strong performance with a 9.9% increase at constant exchange rates and scope of consolidation, resulting mainly from the hot weather in Europe during the third quarter. Fresh dairy products’ growth at constant exchange rates and scope of consolidation remained very strong at 9.6%. Biscuits recorded a growth of 0.4% at constant exchange rates and scope of consolidation.

Geographically, the growth in net sales was driven by Asia and the Rest of World, with 10.4% and 10.9%, respectively, at constant exchange rates and scope of consolidation. The growth in Europe, which is a more mature market, reached 5.4% at constant exchange rates and scope of consolidation.

In 2003, Europe, Asia and Rest of World represented approximately 67.6%, 14.9% and 17.5% of net sales, respectively. Net sales under the Danone brand represented almost 40% of total net sales.

•	Operating margin increased by 48 basis points, from 11.7% in 2002 to 12.2% in 2003. This increase includes a positive effect resulting from changes in the scope of consolidation in the first half of 2002 (disposal of Galbani and of the domestic retail water business in the United States of America, two businesses that generated a lower profitability). This positive impact was partly offset by the termination of the royalty payments from Scottish & Newcastle following the disposal of the European beer activities in 2002. Apart from the Biscuits activities, all divisions and regions saw an improvement in their profitability levels as a result of growth and efficiency efforts.

•	Cash flow from operating activities remained stable at € 1,653 million in 2003, compared to € 1,641 million in 2002. Capital expenditures decreased by 10%, from € 603 million in 2002 to € 543 million in 2003. Capital expenditures represented 4.1% of net sales in 2003 compared to 4.5% in 2002.

•	In 2003, the Group strengthened its current market positions, especially in the “Home and Office Delivery” water business, where the Group entered into two major joint-venture agreements in Europe and the United States of America.

A detailed analysis of the Group’s activity for the year 2003 will be included in the Group Form 20-F.

REPORT OF INDEPENDENT AUDITORS

To the Stockholders,

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Groupe Danone and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, of cash flows and of changes in stockholders’ equity for each of the three years in the period ended December 31, 2003 prepared in accordance with accounting principles generally accepted in France (“the consolidated financial statements”) as presented in the Groupe Danone 2003 Form 20-F (not presented herein). In our report dated March 9, 2004, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements presented in pages 3 to 9 is fairly stated, in all material respects, in relation to the consolidated financial statements presented in the Groupe Danone 2003 Form 20-F from which it has been derived.

Accounting principles generally accepted in France vary in certain significant respects from accounting principles generally accepted in the United States of America as summarized in Note 2 to the consolidated financial statements presented in the Groupe Danone 2003 Form 20-F. The application of the latter is summarized in pages 5 to 9 of the accompanying condensed financial statements.

March 9, 2004

PricewaterhouseCoopers Audit

Pierre Coll                     Eric Bulle

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Year ended December 31,
	2003	2002	2001
	(in million of euros except per share data)
Net sales	13,131	13,555	14,470

Operating income	1,604	1,590	1,609
Exceptional items	(60)	458	(757)
Interest expense, net	(70)	(110)	(180)
Provision for income taxes	(488)	(490)	(416)

Income before minority interests	986	1,448	256

Minority interests	(184)	(182)	(163)
Equity in net earnings of affiliated companies	37	17	39

Net income	839	1,283	132
Diluted earnings per share (in euros)	6.45	9.43	0.97

CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2003	2002
	(in million of euros)
Assets
Non-current assets	9,982	9,591
Current assets	4,323	5,684

Total assets	14,305	15,275

Liabilities and Stockholders’ equity
Stockholders’ equity	4,824	5,087
Non-current liabilities	5,495	5,585
Current liabilities	3,986	4,603

Total liabilities and stockholders’ equity	14,305	15,275

These condensed consolidated financial statements have been derived from the Group’s consolidated financial statements as they will be presented in the Group’s Annual Report on Form 20-F, which should be read in conjunction with this document.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2003	2002	2001
	(in million of euros)
Cash flows from operating activities	1,653	1,641	2,240
Cash flows from/(used in) investing activities	(1,442)	2,080	(1,482)
Cash flows used in financing activities	(255)	(3,783)	(582)
Effect of exchange rate changes on cash and cash equivalents	(73)	(83)	(11)

Increase (decrease) in cash and cash equivalents	(117)	(145)	165

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(excluding minority interests)

	Number of shares		(in million of euros)
	Issued	Excluding Treasury stock	Capital stock	Capital surplus	Retained earnings	Cumulative translation adjustments	Treasury stock	Stockholders’ equity
Balance at December 31, 2002	137,335,122	129,291,833	137	649	6,568	(1,441)	(826)	5,087

Capital stock issues	340,371	340,371		32				32
Capital stock reduction	(2,700,000)	(2,700,000)	(2)	(345)				(347)
Net income for 2003					839			839
Dividends paid					(294)			(294)
Translation adjustments						(473)		(473)
Changes in treasury stock		(363,437)					(20)	(20)

Balance at December 31, 2003	134,975,493	126,568,767	135	336	7,113	(1,914)	(846)	4,824

These condensed consolidated financial statements have been derived from the Group’s consolidated financial statements as they will be presented in the Group’s Annual Report on Form 20-F, which should be read in conjunction with this document.

SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES

FOLLOWED BY THE COMPANY AND UNITED STATES

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Group’s financial statements have been prepared in accordance with French accounting principles (“French GAAP”), which differ in certain respects from accounting principles generally accepted in the United States (“US GAAP”).

Description of main differences

The main differences between French GAAP and US GAAP, as they relate to the Group, are discussed in further detail below:

1.	Brand names and goodwill amortization

Under French GAAP, brand names acquired in a purchase business combination are not systematically amortized whereas goodwill is systematically amortized over a period that reflects, as fairly as possible, the assumptions, objectives and prospects existing at the date of acquisition. Brand names and goodwill are subject to impairment reviews at least annually. An impairment is recorded when their value in use appears to be permanently less than their carrying value, where value in use corresponds to the higher between fair value and net selling price.

Effective January 1, 2002, the Group adopted SFAS 142, Goodwill and Other Intangible Assets, for the purpose of this reconciliation. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful life and instead requires that they be tested for impairment at least annually. As a consequence, goodwill amortization charges recorded in the Group’s financial statements (€ 97 million in 2003 and € 122 million in 2002) are reversed for the purpose of preparing this reconciliation.

Prior to the adoption of SFAS 142, the Group was applying APB 17, Intangible Assets, for the purpose of this reconciliation. Under APB 17, intangible assets such as brand names and goodwill had to be amortized over their estimated useful life, which could not exceed forty years. Up until the adoption of SFAS 142, the Group’s brand names were amortized over a forty-year period, resulting in amortization charges of € 42 million being recorded in 2001 for the purpose of this reconciliation.

Consequently, the net book value of goodwill and brand names under French GAAP differs from the net book value of goodwill and brand names under US GAAP. Additionally, impairment charges and capital gains or losses resulting from disposals of operations may be different under French GAAP and under US GAAP.

2.	Goodwill relating to the acquisition of foreign subsidiaries

In the Group’s financial statements, goodwill relating to the acquisition of subsidiaries in the Euro zone (relating to the acquisition of most foreign subsidiaries until 2000) is translated into euro using an historical exchange rate. Under US GAAP goodwill is translated into euro using the closing exchange rate, with the difference between the historical and the closing exchange rates being reflected in the “Cumulative translation adjustments” component of stockholders’ equity.

In the Group’s financial statements, amortization of goodwill relating to subsidiaries acquired in the Euro zone is computed based on the gross values of goodwill translated at the historical exchange rate. Under US GAAP, prior to the adoption of SFAS 142, the annual amortization charge was translated into euro using the average exchange rate for the year.

3.	Stock-based compensation

Up until January 1999, the Group granted to eligible employees stock options with exercise prices that were lower than the stock prices prevailing at the grant dates. As from January 1999, the exercise price of stock options equals the fair market value of the stock at grant date. In accordance with French GAAP the Group did not record any compensation expense in relation with the discount granted to employees.

Under US GAAP, for the purpose of this reconciliation, the Group accounts for stock-based compensation under the recognition and measurement principles of APB 25, Accounting for Stock Issued to Employees. Accordingly, stock-based compensation cost relating to options granted prior to 1999 was recognized in the income statement over the vesting period, resulting in an additional charge of € 1.5 million in 2003 (€ 0.2 million in 2002 and € 1 million in 2001).

4.	Investment in debt and equity securities

Under French GAAP, investments in debt and non-consolidated equity securities are recorded at their acquisition cost. An allowance is recorded when their value in use appears to be permanently less than their carrying value. Value in use is determined based on a multi-criteria analysis, including fair value, expected profitability and revalued net assets. Unrealized gains and temporary unrealized losses are not recognized.

Under US GAAP, investments in debt and equity securities are classified into three categories: trading (used as part of a company’s cash management activities), held to maturity (company has a positive intent and ability to hold the securities to maturity) and available-for-sale (all other securities). The Group mainly holds available-for-sale equity securities. These securities are stated at fair value, with unrealized gains and temporary unrealized losses recorded directly in Other Comprehensive Income, a component of stockholders’ equity. Unrealized losses that are other than temporary are charged in the income statement.

5.	Deferred income taxes on brand names

Under French GAAP, deferred income taxes relating to brand names acquired in a purchase business combination are not recorded.

Under US GAAP, a deferred tax liability computed at the local tax rate applicable to long-term capital gains must be recorded on certain intangible assets acquired in purchase business combinations and goodwill must be increased by the same amount. Prior to SFAS 142, the deferred tax liability was released to the income statement as the related intangible asset was amortized.

Had US GAAP been applied, long-term deferred tax liabilities and goodwill would have been increased by € 241 million as of December 31, 2003 (€ 252 million as of December 31, 2002). In 2001, prior to the adoption of SFAS 142, an additional goodwill amortization of € 11 million would have been recorded under US GAAP.

6.	Purchase accounting—Fair value

Under French GAAP, upon acquisition of a less than 100% owned subsidiary, the identifiable assets and liabilities are recorded at their fair values at the date of acquisition, and any minority interests are stated at the minority’s proportion of interest in the fair value of the identifiable assets and liabilities.

Under US GAAP, identifiable assets and liabilities are measured at their fair value at the date of acquisition to the extent of the Group’s interest in the assets and liabilities. The minority’s interest in the identifiable assets and liabilities is stated based on the pre-acquisition carrying amounts of these assets and liabilities. Consequently, under US GAAP, the minority’s interest in acquired brand names should be reversed, thus decreasing brand names and minority interest by € 137 million as of December 31, 2003 (€ 133 million as of December 31, 2002).

7.	Derivative financial instruments

Under French GAAP, derivative financial instruments that are treated as hedging instruments are not reflected in the balance sheet. Any gain or loss relating to those derivatives are deferred and recognized in the income statement in the period during which the underlying hedged items affect earnings.

Under US GAAP, SFAS 133, Accounting for Derivative Instruments and Hedging Activities, requires that all derivative financial instruments (including certain derivative instruments embedded in other contracts) be reflected in the balance sheet at fair value. When derivatives are designated as fair value hedges, changes in the fair value of both the derivatives and the hedged items are recognized in the income statement. When derivatives are designated as cash flow hedges, the effective portion of changes in their fair value is recorded in Other Comprehensive Income: this effective portion is recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are directly recognized in the income statement.

Had US GAAP been applied, net income would have been decreased by € 3 million in 2003 (net income would have been increased by € 23 million in 2002) and stockholders’ equity would have been increased by € 2 million as of December 31, 2003 (€ 13 million as of December 31, 2002).

8.	Restructuring costs

Under French GAAP, restructuring costs are recorded when a detailed restructuring plan has been decided upon by management and communicated to third parties. These restructuring costs include costs related to employee benefits, costs associated with the reduction of production lines and charges relating to impairments and disposals of assets.

Under US GAAP, certain employee benefits, such as relocation costs and transfer benefits (that were accrued for until December 31, 2001 under French GAAP), do not qualify as exit costs and must be expensed as incurred. For the purpose of reconciling to US GAAP, restructuring provisions were decreased, and net earnings increased, by € 8 million as of December 31, 2001. In 2002, these costs were charged to income when incurred.

9.	Pension liability

Under US GAAP, SFAS 87, Employers Accounting for Pensions, requires that when the fair value of plan assets is lower than the Accumulated Benefit Obligation (“ABO”), the pension liability must be adjusted to reflect the difference. An equal amount must be recorded as an intangible asset or as a reduction in shareholders’ equity for the portion that exceeds the amount of unrecognized prior service cost.

Had US GAAP been applied, pension liabilities, net of related deferred taxes, would have been increased by € 42 million as of December 31, 2003 (€ 42 million as of December 31, 2002) and stockholders’ equity would have been decreased by the same amount.

10.	Securitization program

In 2001, the Group entered into a securitization program with financial institutions to sell without recourse accounts receivable for a total amount of up to € 760 million. In the consolidated financial statements, the transferred receivables qualify for sales accounting and therefore are no longer included on the balance sheet. The cost of the securitization program is recorded as an interest expense.

This securitization program also qualifies for sales accounting under SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. However, under US GAAP, the cost of the securitization program would be reflected as an operating expense. Consequently, expenses amounting to € 17 million (€ 23 million and € 20 million in 2002 and 2001, respectively) would have been reclassified from interest expenses to operating expenses.

11.	Presentation differences—Operating income

Under French GAAP, operating income excludes non-recurring items. Under US GAAP, non-recurring items are included in operating income.

12.	Presentation differences—Net sales and selling expenses

Under French GAAP, consideration given by a vendor to a customer or a reseller of the vendor’s products is usually recorded as promotional expenses within selling expenses. Under US GAAP, EITF 01-09, Accounting for consideration given by a vendor to a customer (including a reseller of the vendor’s products), requires that certain consumer and trade sales promotion expenses, such as coupon redemption costs, cooperative advertising programs, new product introduction fees, feature price discounts and in-store display incentives, be classified as a reduction of sales rather than as selling expenses when there is no separately identifiable and measurable benefit in exchange of the consideration. Based on the nature of the expenses incurred, the Group has determined that there is no separately identifiable and measurable benefit as described in EITF 01-09 associated with these expenses and therefore they are classified as a reduction of revenue.

Under US GAAP, consistently with EITF 01-09, net sales and selling expenses would be reduced by approximately € 1,120 million in 2003 (€ 1,047 million in 2002 and € 1,069 million in 2001). This reclassification has no impact on operating income nor net income.

SUMMARIZED RECONCILING STATEMENTS

Summarized reconciliation of Net income and Stockholders’ equity

The reconciliation of net income and stockholders’ equity from French GAAP to US GAAP is as follows:

	Year ended December 31,
	2003	2002	2001
	(All amounts in million of euros except per share data)
Net income under French GAAP	839	1,283	132
US GAAP adjustments:
1. Brand names and goodwill amortization	97	122	(42)
2. Brand names and goodwill impairment	—	(2)	20
3. Additional capital gain (or loss) on disposal under US GAAP	—	(7)	—
4. Other	(15)	32	24

Net income after US GAAP adjustments but before tax effect and minority interests	921	1,428	134
Tax effect of the above adjustments	2	(8)	67
Minority interests’ share in the above adjustments	—	—	4

Net income under US GAAP	923	1,420	205

Basic earnings per share under US GAAP	7.25	10.77	1.47
Diluted earnings per share under US GAAP	7.08	10.43	1.48

Stockholders’ equity under French GAAP	4,824	5,087	5,947
US GAAP adjustments:
1. Brand names and goodwill amortization	(158)	(260)	(455)
2. Goodwill relating to the acquisition of foreign subsidiaries	(45)	(45)	51
3. Unrealized gains on available-for-sale securities	69	65	99
4. Other	(57)	(40)	(39)
Tax effect of the above adjustments	6	(4)	(82)
Minority interests’ share in the above adjustments	32	33	33

Stockholders’ equity under US GAAP	4,671	4,836	5,554

US GAAP statement of changes in Stockholders’ equity

(All amounts in million of euros)
Balance as of December 31, 2002	4,836

Capital stock issues	32
Capital stock reduction	(347)
Dividends paid	(294)
Movements on treasury shares	(20)
Net income under US GAAP	923
Changes in other comprehensive income	(459)

Balance as of December 31, 2003	4,671

This translation has been prepared for the convenience of English-speaking readers.

The original French version alone is binding.

GROUPE DANONE

A French limited company (société anonyme)

with share capital of €133,675,493

Registered office: 17 Boulevard Haussmann, 75009 Paris

Paris Trade and Company Registry No. 552 032 534 RCS PARIS

PRELIMINARY NOTICE OF A MEETING

The Shareholders are informed that the Board of Directors has decided to call a Combined Ordinary General Meeting and Extraordinary General Meeting to be held at 3 p.m. on Tuesday, April 6, 2004 at the registered office: 17 Boulevard Haussmann, 75009 Paris.

Should the General Meeting be unable to validly transact business because the quorum requirements are not met, it will be rescheduled and held at 3 p.m. on Thursday, April 15, 2004 at the Carrousel du Louvre, 99 Rue de Rivoli, 75001 Paris.

The agenda for the Meeting is as follows:

1.	Items within the competence of the Ordinary General Meeting of Shareholders

•	Reports from the Board of Directors and the Statutory Auditors

•	Approval of the transactions referred to in article L 225-38 of the Code of Commerce (Code de Commerce)

•	Approval of the statutory (unconsolidated) and consolidated financial statements for financial year 2003

•	Allocation of income and dividend distribution

•	Ratification of the change of registered address

•	Renewal of the appointment of Mr. Franck Riboud as a member of the Board of Directors

•	Renewal of the appointment of Mr. Emmanuel Faber as a member of the Board of Directors

•	Board membership of Mr. Jérôme Seydoux maintained in accordance with the provisions of article 15-II of the by-laws

•	Renewal of the appointment of Mazars & Guerard as a statutory auditor

•	Renewal of the appointment of PricewaterhouseCoopers Audit as a statutory auditor

•	Appointment of Mr. Patrick de Cambourg as an alternate auditor

•	Appointment of Mrs. Anne Monteil as an alternate auditor

•	Authorization to be granted to the Board of Directors to arrange the buyback by the Company of its own shares, as provided for by article L 225-209 of the Code of Commerce

2.	Items within the competence of the Extraordinary General Meeting

•	Reports from the Board of Directors and Statutory Auditors

•	General delegation of authority to the Board of Directors to issue securities entitling the holder, immediately or subsequently, to a share in the capital, with a preemptive subscription right

•	Authorization of the Board of Directors to make use of the previous delegation, with waiver of preemptive subscription rights, but with the option of granting a preference period

•	Authorization of the Board of Directors to increase the capital in favor of employees of Groupe Danone or the companies of the group, with corresponding waiver of preemptive subscription rights

•	Amendment of article 2 (corporate purpose) of company by-laws and amendments to company by-laws to comply with the Financial Security Act dated August 1, 2003, and, in consequence, adoption of the amended by-laws.

•	Share split reducing the nominal value of shares

•	Powers to effect formalities

Shareholders will be asked to vote on the proposed resolutions set out below.

1.	Resolutions within the competence of the Ordinary General Meeting of Shareholders

FIRST RESOLUTION

(Approval of the transactions referred to in article L 225-38 of the Code of Commerce)

The General Meeting of Shareholders, acting as an Ordinary General Meeting, takes note of the report drawn up by the Statutory Auditors in compliance with article L 225-40 of the Code of Commerce and approves the transactions which are the object of such report, as well as the execution of those for which approval had previously been granted.

SECOND RESOLUTION

(Approval of the statutory (unconsolidated) and consolidated financial statements for the financial year ended December 31, 2003)

Having reviewed the reports of the Board of Directors and the Statutory Auditors, the General Meeting of Shareholders, acting as an Ordinary General Meeting, expressly approves the statutory (unconsolidated) and consolidated financial statements for financial year 2003, as presented, together with the transactions recorded in the statements or described in the reports.

THIRD RESOLUTION

(Allocation of income and dividend distribution)

The General Meeting of Shareholders, acting as an Ordinary General Meeting and voting on a proposal by the Board of Directors, resolves to allocate the income for the year as follows:

Income	€191,383,293.40
Which, together with retained earnings of	€1,391,592,951.81
Sets distributable income at	€1,582,976,245.21
Aggregate dividend for 133 675 493 shares	€327,504,957.85
The balance, i.e., to be carried forward as retained earnings	€1,255,471,287.36

A net dividend of EUR 2.45 per share shall be distributed, together with a tax credit (tax already paid to the French Treasury) of a maximum of EUR 1.225, in accordance with the law.

The General Meeting resolves that, in accordance with the provisions of article L 225-210 of the Code of Commerce, the amount of the dividend corresponding to the shares held by the Company on the date of distribution shall be allocated to retained earnings.

This dividend will be payable as of May 11, 2004.

Dividends paid for the three previous financial years were as follows:

FINANCIAL YEAR 2000	€283,263,795.20
On capital stock of	€149,086,208.00
Dividend per share(1)	€1.90
Tax credit (avoir fiscal)	€0.95
Total income per share	€2.85

FINANCIAL YEAR 2001	€290,528,859.62
On capital stock of	€141,033,427.00
Dividend per share	€2.06
Tax credit (avoir fiscal)	€1.03
Total income per share	€3.09

FINANCIAL YEAR 2002	€315,870,780.60
On capital stock of	€137,335,122.00
Dividend per share	€2.30
Tax credit (avoir fiscal)	€1.15
Total income per share	€3.45

(1)	After two-for-one stock split

FOURTH RESOLUTION

(Ratification of the change of registered address)

The General Meeting, acting as an Ordinary General Meeting, ratifies the change in the company’s registered address to 17 Boulevard Haussmann—75009 Paris as decided by the Board of Directors at its meeting on July 22, 2003, this being effective from October 20, 2003.

FIFTH RESOLUTION

(Renewal of the appointment of Mr. Franck Riboud as a member of the Board of Directors)

The General Meeting, acting as an Ordinary General Meeting, renews the appointment of Mr. Franck Riboud as a member of the Board of Directors for the period of three years as set in the by-laws.

Mr. Franck Riboud’s term of office will expire at the end of the Ordinary General Meeting called to examine the financial statements for 2006.

SIXTH RESOLUTION

(Renewal of the appointment of Mr. Emmanuel Faber as a member of the Board of Directors)

The General Meeting, acting as an Ordinary General Meeting, renews the appointment of Mr. Emmanuel Faber as a member of the Board of Directors for the period of three years as set in the by-laws.

Mr. Emmanuel Faber’s term of office will expire at the end of the Ordinary General Meeting called to examine the financial statements for 2006.

SEVENTH RESOLUTION

(Board membership of Mr. Jérôme Seydoux maintained, in accordance with the provisions of article 15-II of the by-laws)

The General Meeting, acting as an Ordinary General Meeting, in accordance with the provisions of the final paragraph of article 15-II of the by-laws, extends the term of office of Mr. Jérôme Seydoux as a member of the Board of Directors until the end of the Ordinary General Meeting called to examine the financial statements for 2005.

EIGHTH RESOLUTION

(Renewal of the appointment of a statutory auditor)

The General Meeting, acting as an Ordinary General Meeting, renews the appointment of Mazars & Guerard as a statutory auditor for a period of six years ending at the close of the Ordinary General Meeting called to examine the financial statements for 2009.

NINTH RESOLUTION

(Renewal of the appointment of a statutory auditor)

The General Meeting acting as an Ordinary General Meeting, takes note of the succession of PricewaterhouseCoopers Audit (formerly Befec S.A.) to the position of statutory auditor as a result of the merger of Befec S.A. with Befec-Price Waterhouse.

The General Meeting, renews the appointment of PricewaterhouseCoopers Audit as a statutory auditor for a period of six years ending at the close of the Ordinary General Meeting called to examine the financial statements for 2009.

TENTH RESOLUTION

(Appointment of an alternate auditor)

The General Meeting, acting as an Ordinary General Meeting, appoints Mr. Patrick de Cambourg as an alternate auditor for a period of six financial years ending at the close of the Ordinary General Meeting called to examine the financial statements for 2009.

ELEVENTH RESOLUTION

(Appointment of an alternate auditor)

The General Meeting, acting as an Ordinary General Meeting, appoints Mrs. Anne Monteil as an alternate auditor for a period of six financial years ending at the close of the Ordinary General Meeting called to examine the financial statements for 2009.

TWELFTH RESOLUTION

(Authorization to be granted to the Board of Directors to arrange the buyback by the Company of its own shares under a new share buyback program)

Having reviewed the prospectus drawn up at the time of the share buyback program and approved by the Autorité des Marchés Financiers, and having consulted the report of the Board of Directors, the General Meeting, acting as an Ordinary General Meeting:

Empowers the Board of Directors to arrange the purchase of the Company’s own shares, for a period of eighteen months from the present General Meeting as provided for under article L 225-209 of the Code of Commerce.

The purchase of shares may be executed by the Board of the Directors for the purpose of:

•	Granting options for the purchase of shares to employees or officers of the Company or employees or officers of companies or economic interest groups in which the Company holds at least 10% of the share capital or voting rights, either directly or indirectly, or the implementation of share purchase plans for employees,

•	Stabilizing the price of Company shares on the stock market,

•	Holding such shares, and, if applicable, transferring them or disposing of them by any means, notably on the stock market or in over-the-counter transactions, as part of financial operations,

•	If applicable, canceling such shares to adjust the financial structure of the Company in order to achieve the best possible balance between equity and debt for the Company.

The acquisition, sale or transfer of such shares may be executed by any means on the stock market or over-the-counter, including the use of any derivative product or products traded on a regulated market or over-the-counter market, as well as the implementation of options strategies (purchase and sale of puts and calls and all related combinations thereof), provided that the means so used are not of a nature to significantly increase the price volatility of the shares.

These operations may be executed at any time, including during a tender offer.

Maximum purchase price:	€200
Minimum selling price:	€120
Maximum number of shares which can be purchased:	9.000.000
Maximum authorized amount of purchase	€1 800.000.000

In the case of a capital increase achieved by incorporating reserves and allocating free bonus shares or through a stock split and combination of existing securities, the prices indicated above will be adjusted by a coefficient equal to the ratio between the number of shares making up total share capital before the operation and the number of shares existing after the operation.

This authorization cancels and replaces the authorization granted by the Combined General Meeting of Shareholders on April 11, 2003.

2.	Resolutions within the competence of the Extraordinary General Meeting

THIRTEENTH RESOLUTION

(General delegation of authority to the Board of Directors to issue securities entitling the holder, immediately or subsequently, to a share in the capital, with a preemptive subscription right)

Acting as an Extraordinary Meeting and after having reviewed the report of the Board of Directors and the special Statutory Auditors’ report, the General Meeting:

•	Delegates to the Board of Directors the powers necessary to proceed, for a period of twenty-six months from the present General Meeting, on one or more occasions, in euros or other currencies or any other accounting unit based on a basket of currencies, on the French market and/or on the international market, up to a maximum nominal amount of EUR 2 billion or its equivalent value at the issuing date of such amount, with the issuance of securities, including warrants, that entitle the holder, immediately or subsequently, to a share in the capital, by subscription, conversion, exchange, redemption, presentation of a warrant or in any other manner.

•	Resolves that the nominal amount of the capital increases capable of being completed immediately or subsequently by virtue of this delegation shall not exceed EUR 45 million or the equivalent value of this amount, not including adjustments to be made in accordance with the law to preserve the rights of holders of securities entitling their holders to a share in the company’s capital.

In accordance with the law, shareholders shall be entitled to exercise their preemptive pro rata subscription rights. The Board of Directors shall furthermore be entitled to grant shareholders the additional opportunity to subscribe, by way of subsidiary subscription rights, a larger number of securities than they may subscribe by virtue of their preemptive pro rata subscription rights, in proportion to their preemptive pro rata subscription rights and within the limit of their requests.

If subscription by virtue of their preemptive pro rata subscription rights and, if applicable, subsidiary subscription rights has not taken up the entire issue of securities, the Board of Directors shall be entitled to limit the issue to the amount of subscriptions received, provided this reaches at least three-quarters of the approved issue, to allocate non-subscribed shares at its discretion and/or offer them to the public.

This resolution duly entails the shareholders’ waiver, in favor of the holders of securities issued by virtue of this delegation, of their preemptive subscription rights to the shares to which these securities entitle them.

As part of this delegation, the Board of Directors shall be entitled to increase the share capital on one or more occasions through the incorporation of reserves, profits or share premiums, by allocating free bonus shares and/or by raising the par value of existing shares.

The General Meeting confers on the Board of Directors all powers, which it may, in turn, delegate to the Chairman in accordance with the provisions of the law, necessary to determine the form and characteristics of the securities to be created, as well as the issuing dates and conditions, to determine the amounts to be issued, to determine the date from which the shares to be issued bear rights, even retroactively, to determine the conditions needed as applicable to preserve the rights of holders of securities entitling their holders to a share in the company’s capital, at its sole discretion, to charge the costs, duties and fees entailed by the issues to the corresponding premiums and to take from this amount any sums to raise the legal reserve to one-tenth of the new share capital after each issue, to list the securities to be issued, and, in general, to take all measures, enter into all agreements and carry out all formalities to duly complete the planned issues, to recognize the resulting capital increases and to modify the by-laws accordingly.

In case of a capital increase by incorporation of reserves, profits or share premiums, the General Meeting furthermore invests the Board of Directors with the powers needed to determine as applicable the amount by which the nominal value of existing shares will be raised and to decide as applicable, in derogation of the provisions of article L 225-149 of the Code of Commerce, that the rights on share fractions shall not be transferable and that the corresponding shares shall be sold, the income from such sales to be allocated to the rights’ holders at the latest 30 days after the date on which the whole number of allocated shares is registered on their account.

This delegation cancels and replaces any previous delegation with respect to the issuance of securities entitling the holder, immediately or subsequently, to a share in the company’s capital.

FOURTEENTH RESOLUTION

(Authorization of the Board of Directors to make use of the previous delegation, with a waiver of preemptive subscription rights, but with the option of granting a preference period)

Acting as an Extraordinary Meeting and after having reviewed the report of the Board of Directors and the special Statutory Auditors’ report, the General Meeting delegates to the Board of Directors the powers necessary to proceed with the issuance of securities as described in the previous resolution, with waiver of preemptive subscription rights and within the maximum limits set in the previous resolution, it being specified that:

•	The Board of Directors may grant to shareholders, for a time and on such terms as it shall determine, a preference period during which they may, by virtue of their preemptive pro rata subscription rights and, as applicable, subsidiary subscription rights, subscribe a number of securities proportional to the number of securities held, without the creation of negotiable rights. Securities not subscribed by shareholders will be offered to the public;

•	In any event, the amount reverting to the Company or which may subsequently revert to it for each share issued, or to be issued pursuant to the exercise of rights attached to securities, must be at least equal to the average of the prices over ten consecutive trading days chosen from the twenty days preceding the first day of the issue of such securities, after adjustment of this average to take into account any differences in settlement dates, with compliance with this rule determined only at the time the securities are issued;

•	The Board of Directors may undertake capital increases with a view to remunerating holders of securities tendered to the Company as part of an exchange offer for securities meeting the conditions set by article L 225-148 of the Code of Commerce, and define the list of securities to be swapped, fix the terms of issuance, the exchange parity and, if applicable, the amount of the cash balance to be paid, and fix the terms of issuance in connection with any exchange offer, any alternative purchase or exchange offer, or any purchase offer or exchange offer combined with a subsidiary exchange or purchase offer;

•	As provided by articles L 225-150 and L 228-93 of the Code of Commerce, the Board of Directors may issue securities entitling companies in which Groupe Danone holds, directly or indirectly, more than half of the share capital, to issue either bonds carrying equity warrants entitling them to subscribe shares of Groupe Danone, or any other securities which give rights to the allotment by any means of securities which are or will be issued for that purpose, and represent a share of Groupe Danone capital.

The General Meeting notes that the bearers of bonds which may be converted and/or exchanged for new or issued shares, who met on April 6, 2004, expressly approved the waiver of the preemptive subscription rights for the aforementioned securities at such meeting.

FIFTEENTH RESOLUTION

(Authorization of the Board of Directors to increase the capital in favor of employees of Groupe Danone or the companies of the group, with corresponding waiver of preemptive subscription rights)

Acting as an Extraordinary Meeting, the General Meeting, having noted that Company employees hold less than 3% of its capital stock and being apprised of the reports of the Board of Directors and of the Statutory Auditors, renews, prior to its expiration and in accordance with article L225-129 VII of the Code of Commerce and article 4-4 of the Autorité des Marchés Financiers Instruction dated June 17, 2003, the 14th Resolution adopted by the Combined Ordinary and Extraordinary General Meeting of April 11, 2003 authorizing capital increases in favor of employees, making such amendments to this Resolution as are required for compliance with the provisions of the Code of Commerce and Instruction just referred to.

The General Meeting thus amends the said Resolution to read as follows:

•	Acting as an Extraordinary Meeting and having reviewed the report of the Board of Directors and the special statutory auditors’ report, the General Meeting, under Section 25 of the decree of October 21, 1986 on incentive bonuses, profit sharing and shareholdings by employees, and article L 225-129 VII, L 225-138 of the Code of Commerce, L 443-5 of the Labor Code and article 4-4 of the Autorité des Marchés Financiers Instruction dated June 17, 2003,

•	Authorizes the Board of Directors to increase the capital, on one or more occasions, within twenty-six months from the date of the present General Meeting, by up to a maximum nominal amount of EUR 2 million by issuing ordinary shares to be paid up in cash;

•	Reserves the subscription of all shares to be issued to the employees of Groupe Danone and the employees of companies or economic interest groupings in which the Company holds, either directly or indirectly, at least 10% of equity or voting rights;

•	Resolves that the employees of the French companies concerned must participate in a Plan d’Epargne Entreprise (company savings/share ownership plan) and that the subscriptions from the employees of these companies shall be through a relay fund bearing the name Fonds Groupe Danone Relais followed by the year of subscription. Once the capital increase has been effected, the relay fund will, on the decision of its Supervisory Board, be merged into Fonds Groupe Danone, a company savings fund the assets of which consist principally of Groupe Danone shares;

•

Resolves that the issuing price of the new shares, which will grant their holders the same rights as existing shares, will be set at the time of each issue, at a value 20% below the average of opening prices listed during the twenty trading sessions preceding the date of the Board of Directors’ decision setting the subscription opening date.

This authorization duly entails the shareholders’ waiver, in favor of the employees, of their preemptive subscription rights to the shares to be issued at the time of the capital increases referred to heretofore.

The General Meeting notes that the holders of bonds convertible into or exchangeable for new or existing shares expressly approved, at the General Meeting held on April 6, 2004, the waiver of preemptive subscription rights referred to above.

The General Meeting delegates full powers to the Board of Directors to:

•	Determine the date and conditions of the issues to be floated by virtue of this authorization; notably, to determine the issuing price of the new shares to be issued in accordance with the foregoing rules, the subscription opening and closing dates, rights dates, and payment dates, limited to a maximum of one year;

•	Note the completion of the capital increases up to the amount of shares actually subscribed;

•	Accomplish, directly or through a duly empowered representative, all transactions and formalities;

•	Modify the by-laws to reflect the capital increases;

•	Charge the cost of the capital increases to the premium on each increase and to take from this amount any sums to raise the legal reserve to one-tenth of the new share capital after each increase;

•	And, in general, accomplish whatever else is necessary.

This authorization cancels and replaces, with respect to any unexercised portion, the previous authorization on share issues reserved for employees subscribing to a Company savings plan.

SIXTEENTH RESOLUTION

(Amendment of article 2 (corporate purpose) of company by-laws and amendment of company by-laws to comply with the provisions of the Financial Security Act dated August 1, 2003. Adoption of new by-laws )

Acting as an Extraordinary General Meeting, the General Meeting, being apprised of the report of the Board of Directors:

•	Amends the definition of corporate purpose, suppressing the reference to packaging. Consequently the words “industry and trade relating to all and any packaging products” are deleted from article 2 of the by-laws, which is otherwise unchanged.

•	Amends by-laws as required to comply with the Financial Security Act of August 1, 2003, this being through inclusion in the by-laws of the new provisions of the law concerning disclosure of equity interests exceeding defined limits, the powers of the Chairman of the Board of Directors, Directors’ access to information, a higher limit on shareholders’ interests before their agreements with the Company become subject to special regulation (conventions réglementées) and attendance of statutory auditors at Board Meetings.

•	Consequently amends article 11-III ( Share transfer ), article 18-II ( Board officers ), 19- I (Powers of the Board) 19-III (agreements subject to special regulation—conventions réglementées) and 21-II (statutory auditors) of the by-laws.

•	Amends article 18-IV (deliberations of the Board of Directors) of Company by-laws to allow for the new provisions of the law concerning the use of videoconferencing for Board meetings;

The General Meeting, being apprised of the proposals for new by-laws adopts as presented the text of the new by-laws that will henceforth govern the Company, a copy of these new by-laws being appended to these resolutions.(1)

(1)	The new by-laws are available on demand at the Company’s headquarters.

SEVENTEENTH RESOLUTION

(Share split reducing the nominal value of shares)

Acting as an Extraordinary General Meeting and being apprised of the report of the Board of Directors the General Meeting determines that the nominal value of the Company is to be reduced, with each existing share replaced by two shares with a nominal value of EUR 0.50 each and carrying rights at the same dates as the share they replace.

The General Meeting confers on the Board of Directors all powers necessary to implement this change, which will take effect from June 15, 2004, and to make the amendments it entails to articles 6 “Share Capital” (Capital Social) and 17 “Shares held by Directors” (Actions des Administrateurs) of the Company by-laws.

EIGHTEENTH RESOLUTION

(Powers to effect formalities)

The General Meeting vests full powers in the bearer of copies of or extracts of the minutes of this General Meeting and any other necessary documents to effect all legal publication and other necessary formalities.

In order to attend or be represented at the Meeting:

•	Shareholders who own registered shares must be registered with the company at least one day prior to the date of the Meeting;

•	Shareholders who own bearer shares must file with the registered office at least one day prior to the date of the Meeting, or with any of the banks listed below at least three days prior to the date of the Meeting, a certificate issued by an authorized agent attesting that the shares have been blocked until the date of the Meeting:

•	Lazard Frères Banque, 121 Boulevard Haussmann, 75008 Paris,

•	Crédit Lyonnais, 19 Boulevard des Italiens, 75002 Paris,

•	Banque de Neuflize, Schlumberger, Mallet, Demachy, 3 Avenue Hoche, 75008 Paris,

•	CIC, 66 Rue de la Victoire, 75009 Paris,

•	Société Générale, 29 Boulevard Haussmann, 75009 Paris,

•	Banque Transatlantique, 26 Avenue Franklin Roosevelt, 75008 Paris,

•	Crédit du Nord, 59 Boulevard Haussmann, 75009 Paris,

•	Lyonnaise de Banque, 8 Rue de la République, 69001 Lyon,

•	BNP Paribas Securities Service, 3 rue d’ Antin, 75002 Paris,

•	Fortis Bank, 3 Montagne du Parc, B – 1000 Brussels (Belgium),

•	Crédit Agricole Indosuez, 9 Quai du Président Paul Doumer, 92400 Courbevoie,

•	Lombard Odier Darier Hentsch, 11 Rue de la Corraterie, 1204 Geneva (Switzerland),

•	Bank Sarasin & Co, 107 Freierstrasse, Basle (Switzerland),

•	J. Vontobel & Cie, Bahnhofstrasse 3, Zurich (Switzerland),

•	Banque Worms, 1 Place des Degrés, 92059 Paris La Défense,

•	Lazard Brothers & Co Limited, 21 Moorfields, London (United Kingdom),

•	CDC—IXIS, 56 Rue de Lille, 75007 Paris.

Any shareholder who satisfies the legal requirements and wishes to request that draft resolutions be added to the agenda in accordance with Article 130 of Decree No. 67-236 of March 23, 1967 should send a request to the registered office in the form required by law and no later than ten days after publication of this notice.

Mail ballot forms and proxy forms will be sent to all registered shareholders.

Any holder of bearer shares wishing to vote by mail can obtain a mail ballot form from any of the banks listed above. The form should be requested by registered letter, return receipt requested, and should reach the bank at least six days prior to the date of the Meeting.

Mail ballots can only be counted if they are received by one of the aforementioned banks or by the company at its office at 15 Rue du Helder, 75439 Paris Cedex 09, at least three days prior to the date of the Meeting.

In cases where a proxy form or mail ballot form is returned by an authorized agent, the Company reserves the right to question this agent to obtain the identity of the persons voting.

Groupe Danone shareholders may vote by internet prior to the Combined Ordinary and Extraordinary General Meeting.

Shareholders will be notified of the procedures and conditions for voting by internet in the official Notice of Shareholders’ Meeting published in the B.A.L.O.

THE BOARD OF DIRECTORS

This summary report is a summary of information contained in Groupe Danone’s full annual report. It does not contain sufficient information to allow a full understanding of the Group’s results or activities. For further information, the full annual report should be consulted. A copy of the annual report may be obtained, free of charge, at the addresses shown below or downloaded from Groupe Danone’s Web Site.

Holders of ADSs may request copies of Groupe Danone’s annual report by calling Citibank, N.A., ADR Shareholder Services at (1-877-248-4237). Holders of ADSs and ordinary shares may also obtain copies of Groupe Danone’s annual report by writing to Groupe Danone at Direction Relations Investisseurs Danone, 17, Boulevard Haussmann, 75009 Paris, France (telephone: 33-1-44-35-20-76, fax: 33-1-44-35-20-81). Groupe Danone’s address on the World Wide Web is http:\\www.finance.danonegroup.com.

The Combined Ordinary and Extraordinary General Shareholders’ Meeting is to be convened on Thursday, April 15, 2004 at 3 p.m. (local time) at Carrousel du Louvre, 99, Rue de Rivoli, Paris, France.

The Combined Ordinary and Extraordinary General Shareholders’ Meeting is convened on first call for Tuesday, April 6, 2004 at 3 p.m. (local time) at Groupe Danone’s registered office located at 17, Boulevard Haussmann, Paris, France. Because it is unlikely that a quorum will be reached, the Combined Ordinary and Extraordinary General Shareholders’ Meeting will be convened on second call on Thursday, April 15, 2004.

www.danone.com

GROUPE DANONE

17, Boulevard Haussmann — 75009

Paris — France

Tel: +33 (0)1 44 35 20 20

Time Sensitive Materials

Depositary’s Notice of

Shareholders’ Meetings of

Groupe Danone

ADSs:	American Depositary Shares, evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	399449107.

ADS Record Date:	March 15, 2004.

Meeting Specifics:	Ordinary General Meeting and Extraordinary General Meeting of Shareholders—April 15, 2004 at 3:00 P.M. (local time) at the Carrousel du Louvre, 99 Rue de Rivoli, 75001 Paris, France.

Meeting Agenda:	Please see the Company’s Summary Annual Report enclosed.

ADS Voting and Blocking Instructions Deadline:	On or before 10:00 A.M. (New York City time) on April 5, 2004..

Deposited Securities:	Ordinary shares, in bearer form, nominal value €1 per Share, of Groupe Danone, a company organized and existing under the laws of The Republic of France (the “Company”).

ADS Ratio:	1 ordinary share to 5 ADSs.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Crédit Lyonnais (Paris).

Deposit Agreement:	Amended and Restated Deposit Agreement, dated November 19, 1997, among the Company, the Depositary, and all Holders and Beneficial Owners of ADRs, evidencing ADSs, issued thereunder..

To be counted, your Voting and Blocking Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on April 5, 2004.

The Company has announced that an Ordinary General Meeting and an Extraordinary General Meeting of Shareholders (together, the “Meetings”) will be held at the date, time and location identified above. A copy of the Summary Annual Report from the Company which includes the agenda for such Meetings is enclosed.*

The enclosed materials are provided to allow you to vote at the Meetings. The Company has requested the Depositary to provide you with instructions on the voting process.

DTC Holders

In accordance with and subject to the terms of Section 4.08 of the Deposit Agreement, Holders of ADSs holding their ADSs through the Depository Trust Company (“DTC”) (“DTC Holders”) must arrange for the transfer in a blocked account (“Blocking”), established for such purposes by DTC at the request of the Depositary, of the relevant number of ADSs for the period to commence April 5, 2004 until completion of the Meetings to be held on April 15, 2004 (“Blocked Period”).

Registered Holders

In accordance with and subject to the terms of Section 4.08 of the Deposit Agreement, in order to exercise their voting instructions, Holders of ADSs registered in name on the books of the Depositary (“Registered Holders”) will be required to irrevocably instruct the Depositary not to transfer the ADSs (and not to cancel such ADSs upon receipt of cancellation and withdrawal instructions) in respect of which Voting Instructions have been given, during the Blocked Period.

Please note that, pursuant to Section 4.08 of the Deposit Agreement, as each ADS represents one-fifth of one Deposited Security, voting rights may be exercised only in respect of five ADSs or multiples thereof.

Please also note that Section 4.08 states that, in accordance with French law and the Company’s Statutes, only holders of Deposited Securities who hold their Deposited Securities in registered form for at least two years will be entitled to double voting rights. Holders of ADSs (which represent Deposited Securities in bearer form) will not be entitled to double voting rights.

The attached document entitled Questions and Answers (“Q&A”) should answer most of your questions on the voting process and instruct you on the proper use of the Voting Instructions Form.

Upon receipt from a Holder of a signed and completed Voting Instructions Form prior to the ADS Voting Instructions Deadline, the Depositary shall endeavor, insofar as practicable and permitted under applicable law and provisions of the Deposited Securities, to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

*	As set forth in Section 4.08 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable provisions of French law and the Statutes of the Company and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

The information enclosed herewith with respect to the Meetings has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meetings. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions concerning the enclosed material or if you need further explanation of the questions covered therein, please call Citibank, N.A.—ADR Shareholder Services toll-free at 877-CITI-ADR (877-248-4237).

Citibank, N.A., as Depositary

Questions and Answers on Voting Procedures for the

Ordinary General Meeting and the

Extraordinary General Meeting of Shareholders (2004)

Groupe Danone

What does a Groupe Danone ADR represent?

Each ADR represents a certain number of American Depositary Shares (“ADSs”). Each ADS represents one-fifth of one ordinary share in bearer form (the “Ordinary Shares”), nominal value €1 per share, of Groupe Danone (the “Company”).

When and where are the Ordinary General Meeting and Extraordinary General Meeting of Shareholders (together, the “Meetings”)?

The Meetings will take place on April 15, 2004 at 3:00 P.M. (local time) at the Carrousel du Louvre, 99 Rue de Rivoli, 75001 Paris, France.

Who may vote at the Meetings?

If you are a holder of record of the Company’s ADSs on March 15, 2004 you may vote on the issues set forth in the enclosed Summary Annual Report from the Company. Please note that in order to vote you will need to deliver a completed and signed Voting Instructions Form, authorizing the blocking of your ADSs, to Citibank, N.A. at the address below. See next Q & A for more detailed information on the voting process.

How does a Holder of ADSs vote?

A Holder of ADSs votes by either completing a Voting Instructions Form or by attending the Meetings in person.

If you wish to vote your ADSs by proxy

As an ADR Holder you can vote by completing the enclosed Voting Instructions Form, signing it and returning it in the envelope provided herewith by the ADS Voting and Blocking Instructions Deadline of April 5, 2004. If you hold your ADSs through a custodian, broker or other agent, you may have additional instructions from such agent. (Please note that voting by proxy is subject to the blocking requirements outlined below).

If you wish to attend the Meetings in person:

If you wish to attend the Meetings in person, you must cancel your ADSs and become a direct and registered shareholder of the Company’s Register of Shareholders. You must also contact the Company to give notice of attendance. You can contact Citibank, N.A. -ADR Shareholder Services at 1-877-248-4237 to cancel the ADSs.

What is “blocking” of ADSs and how is it done?

DTC Holders and Registered Holders are required to block their ADSs as a precondition for exercising any voting rights. Your ADSs will be blocked from April 5, 2004, until completion of the Meetings on April 15, 2004. While your ADSs are blocked you cannot give any instructions for the transfer or sale of your ADSs. At the completion of the Meetings, the blocking restrictions on the ADSs will be lifted and the ADSs will become transferable again.

Registered Holders:

If you are not holding ADSs through a broker or other agent, by completing, signing and returning your Voting Instructions Form, you are instructing the Depositary to place a stop transfer on your ADR account (in order to block your ADSs). This means that during the Blocked Period, the Depositary will not transfer and/or cancel the blocked ADSs (i.e., those ADSs for which the Depositary has received a completed and signed Voting Instructions Form). Although you maintain physical possession of your ADRs, any presentation of the certificate for transfer or sale will not be honored between April 5, 2004 and the completion of the Meetings to be held on April 15, 2004.

DTC Holders:

If you are holding ADSs through a broker or other agent, by completing, signing and returning your Voting Instructions Form, you are instructing the agent through which you hold your ADSs to transfer your ADSs to a DTC account established at the request of Citibank N.A., where the ADSs will be held from April 5, 2004 until the completion of the Meetings to be held on April 15, 2004.

May your ADSs be withdrawn once submitted for blocking?

Yes, blocking of the ADSs may be withdrawn (and your votes cancelled) at any time prior to the ADS Voting and Blocking Instructions Deadline of 10:00 A.M. (New York City time) on April 5, 2004.

To do so, and if such ADSs are held by you in physical certificated form, you must send a written request to Citibank, N.A., ADR Services, P.O. Box 8527, Edison, New Jersey 08818-9395 requesting such withdrawal. If your ADSs have been transferred to a DTC account, you should instruct the person or entity in whose name the ADSs are registered to submit this withdrawal request. Your request must reach Citibank, N.A. no later than 10:00 A.M. (New York City time) on April 5, 2004. The notice of withdrawal must specify the name of the Holder of ADSs to be withdrawn.

May voting instructions be withdrawn?

Yes, voting instructions may be withdrawn at any time prior to 10:00 A.M. (New York City time) on April 5, 2004.

In order to be effective, a notice of Voting Instructions withdrawal instruction must be timely received by Citibank, N.A. at the above noted address, by 10:00 A.M. (New York City time) on April 5, 2004.

ALL ISSUES RELATED TO THE FORM AND VALIDITY OF ANY NOTICES, DIRECTIONS OR INSTRUCTIONS WILL BE DETERMINED BY CITIBANK, N.A., AS DEPOSITARY, IN ITS SOLE DISCRETION, WHOSE DETERMINATION SHALL BE FINAL AND BINDING.

The Voting Instructions must be signed, completed and received at indicated address prior to

10:00 A.M. (New York City time) on April 5, 2004 for action to be taken.

2004 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Groupe Danone (the “Company”)

ADS CUSIP No.:	399449107.
ADS Record Date:	March 15, 2004.
Meeting Specifics:	Ordinary General Meeting of Shareholders—April 15, 2004 at 3:00 P.M. (local time) at the Carrousel du Louvre, 99 Rue de Rivoli, 75001 Paris, France.
Meeting Agenda:	Please refer to the Company’s Summary Annual Report enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated November 19, 1997.
Deposited Securities:	Ordinary shares, in bearer form, nominal value €1 per Share, of the Company.
Custodian:	Crédit Lyonnais (Paris).

You as the undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares (“ADSs”) identified on the reverse side hereof, acknowledge receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby irrevocably authorize and direct the Depositary to:

(1)	cause to be voted at the Meeting (and any adjournment or postponement thereof) your Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof, and
(2)	cause your ADSs to be blocked from April 5, 2004 to April 15, 2004.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

(DETACH HERE)

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to vote “FOR” the unmarked issue.

Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

Please Sign Here exactly as your name(s) appears(s) to the left

Dated

When signing as attorney, executor, administrator, trustee, guardian or in another representative capacity, please give full title.

(DETACH HERE)

	ISSUES	FOR	AGAINST	ABSTAIN
Ordinary General Meeting Resolutions

1.	Reports from the Board of Directors and Statutory Auditors.	N/A	N/A	N/A
2.	Approval of the transactions referred to in article L 225-38 of the Code of Commerce (Code de Commerce), as set forth in the First Resolution of the Company’s Summary Annual Report enclosed herewith.	☐	☐	☐
3.	Approval of the statutory (unconsolidated) and consolidated financial statements for the financial year ended December 31, 2003, and full and unqualified discharge to the Board of Directors, as set forth in the Second Resolution of the Company’s Summary Annual Report enclosed herewith.	☐	☐	☐
4.	Allocation of income and dividend distribution, as set forth in the Third Resolution of the Company’s Summary Annual Report enclosed herewith.	☐	☐	☐
5.	Ratification of the change of registered address, as set forth in the Fourth Resolution of the Company’s Summary Annual Report enclosed herewith.	☐	☐	☐
6.	Renewal of the appointment of Mr. Franck Riboud as a member of the Board of Directors, as set forth in the Fifth Resolution of the Company’s Summary Annual Report enclosed herewith.	☐	☐	☐
7.	Renewal of the appointment of Mr. Emmanuel Faber as a member of the Board of Directors, as set forth in the Sixth Resolution of the Company’s Summary Annual Report enclosed herewith.	☐	☐	☐
8.	Board membership of Mr. Jérôme Seydoux maintained in accordance with the provisions of article 15-11 of the by-laws, as set forth in the Seventh Resolution of the Company’s Summary Annual Report enclosed herewith.	☐	☐	☐
9.	Renewal of the appointment of Mazars & Guerard as a statutory auditor, as set forth in the Eighth Resolution of the Company’s Summary Annual Report enclosed herewith.	☐	☐	☐
10.	Renewal of the appointment of PricewaterhouseCoopers Audit as a statutory auditor, as set forth in the Ninth Resolution of the Company’s Summary Annual Report enclosed herewith.	☐	☐	☐
11.	Appointment of Mr. Patrick de Cambourg as an alternate auditor, as set forth in the Tenth Resolution of the Company’s Summary Annual Report enclosed herewith.	☐	☐	☐
12.	Appointment of Mrs. Anne Monteil as an alternate auditor, as set forth in the Eleventh Resolution of the Company’s Summary Annual Report enclosed herewith.	☐	☐	☐
13.	Authorization to be granted to the Board of Directors to arrange the buyback by the Company of its own shares under a new share buyback program, as set forth in the Twelfth Resolution of the Company’s Summary Annual Report enclosed herewith.	☐	☐	☐

The Voting Instructions must be signed, completed and received at indicated address prior to

10:00 A.M. (New York City time) on April 5, 2004 for action to be taken.

2004 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Groupe Danone (the “Company”)

ADS CUSIP No.:	399449107.
ADS Record Date:	March 15, 2004.
Meeting Specifics:	Extraordinary General Meeting of Shareholders—April 15, 2004 at 3:00 P.M. (local time) at the Carrousel du Louvre, 99 Rue de Rivoli, 75001 Paris, France.
Meeting Agenda:	Please refer to the Company’s Summary Annual Report enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated November 19, 1997.
Deposited Securities:	Ordinary shares, in bearer form, nominal value €1 per Share, of the Company.
Custodian:	Crédit Lyonnais (Paris).

You as the undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares (“ADSs”) identified on the reverse side hereof, acknowledge receipt of a copy of the Depositary’s Notice of Shareholders’ Meeting and hereby irrevocably authorize and direct the Depositary to:

(1)	cause to be voted at the Meeting (and any adjournment or postponement thereof) your Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof, and
(2)	cause your ADSs to be blocked from April 5, 2004 to April 15, 2004.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the Voting Instructions contained herein.

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If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the undersigned shall be deemed to have directed the Depositary to vote “FOR” the unmarked issue.

Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

Please Sign Here exactly as your name(s) appears(s) to the left

Dated

When signing as attorney, executor, administrator, trustee, guardian or in another representative capacity, please give full title.

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	ISSUES	FOR	AGAINST	ABSTAIN
Extraordinary General Meeting Resolutions

1.	General delegation of authority to the Board of Directors to issue securities entitling the holder, immediately or subsequently, to a share in the capital, with a preemptive subscription right, as set forth in the Thirteenth Resolution of the Company’s Summary Annual Report enclosed herewith.	☐	☐	☐
2.	Authorization of the Board of Directors to make use of the previous delegation with a waiver of preemptive subscription rights, but with the option of granting a preference period, as set forth in the Fourteenth Resolution of the Company’s Summary Annual Report enclosed herewith.	☐	☐	☐
3.	Authorization of the Board of Directors to increase the capital in favor of employees of Groupe Danone or the companies of the groups, with corresponding waiver of preemptive subscription rights, as set forth in the Fifteenth Resolution of the Company’s Summary Annual Report enclosed herewith.	☐	☐	☐
4.	Amendment of article 2 (corporate purpose) of company by-laws and amendment of company by-laws to comply with the provisions of the Financial Security Act dated August 1, 2003. Adoption of new by-laws, as set forth in the Sixteenth Resolution of the Company’s Summary Annual Report enclosed herewith.	☐	☐	☐
5.	Approval of a share split reducing the nominal value of shares, as set forth in the Seventeenth Resolution of the Company’s Summary Annual Report enclosed herewith.	☐	☐	☐
6.	Powers to effect formalities, as set forth in the Eighteenth Resolution of the Company’s Summary Annual Report enclosed herewith.	☐	☐	☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: March 19, 2004	By:	/s/ EMMANUEL FABER

	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer